FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                THE SAUDI BRITISH BANK THIRD QUARTER 2005 RESULTS

   - Net profit of SAR1,874 million (US$500 million) for the nine months ended 30 September 2005 - up SAR632 million (US$168 million) or 50.8 per cent over the same period in 2004.

   - Customer deposits of SAR45.6 billion (US$12.2 billion) at 30 September 2005 - up SAR6.2 billion (US$1.7 billion) or 15.7 per cent over 30 September 2004.

   - Loans and advances to customers of SAR39.6 billion (US$10.6 billion) at 30 September 2005 - up SAR10.2 billion (US$2.7 billion) or 34.6 per cent over 30 September 2004.

   - Total assets of SAR67.4 billion (US$18.0 billion) at 30 September 2005 - up SAR15.0 billion (US$4.0 billion) or 28.7 per cent over 30 September 2004

   - Earnings per share of SAR37.48 (US$9.99) for the nine months ended 30 September 2005 - up 50.8 per cent from SAR24.85 (US$6.63) over the same period in 2004.

(Net profit and earnings per share for the nine months ended 30 September 2004 have been restated to reflect the adoption of the revised International Accounting Standard 39 - Financial Instruments: Recognition and Measurement).

The Saudi British Bank (SABB) recorded a net profit of SAR1,874 million (US$500 million) for the nine months ended 30 September 2005. This represents an increase of 50.8 per cent over the SAR1,242 million (US$331 million) earned in the same period in 2004. Earnings per share increased to SAR37.48 (US$9.99) compared to SAR24.85 (US$6.63) for the same period last year.

Customer deposits increased to SAR45.6 billion (US$12.2 billion) at 30 September 2005 from SAR39.4 billion (US$10.5 billion) at 30 September 2004.

Loans and advances to customers were higher at SAR39.6 billion (US$10.6 billion) at 30 September 2005 from SAR29.5 billion (US$7.9 billion) at 30 September 2004.

The bank's investment portfolio totalled SAR16.9 billion (US$4.5 billion) at 30 September 2005, an increase from SAR14.9 billion (US$4.0 billion) at 30 September 2004.

SABB Chairman, Sheikh Abdullah Al Hugail, said: "SABB has registered a record performance over the first three quarters of 2005. Business growth in Saudi Arabia remains strong and banking sector revenues have received a significant boost from very strong investor participation in a buoyant stock market. In addition to these exceptional earnings, it is important to note that we have also achieved strong growth in other areas. We will continue to maintain close focus on the core fundamentals of our business in order to maintain a balanced earnings and growth momentum.

"Operating revenues have continued to strongly outperform 2004. Despite ongoing investment in technology, staff and product development, the bank's cost:income ratio remains well within expected parameters. Customer deposits have continued to grow and good macro-economic conditions have fuelled strong customer asset growth. Asset quality remains sound, with a relatively low level of provisions for credit losses. Despite the strong asset growth, SABB remains well-capitalised and liquid.

"During the third quarter of 2005, The Saudi British Bank became the first bank in the Kingdom to be awarded an 'A' credit rating by the Fitch Ratings agency. This upgrade acknowledged the bank's continuing strong profitability, improving asset quality and sound capitalisation, funding and risk management profile.

"We have good business momentum, and are well positioned to develop new products in response to the needs of our customers in an environment where we expect strong growth and rapid change. We deeply appreciate the continuing support of our customers and the sustained effort of our staff in delivering these excellent results."

Note to editors:

HSBC Holdings plc

HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 October 2005